* PUBLIC *

AB 6/20



SEC ISSION

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SEC Mail Processing Section

MAY 29 2012

Washington DC 405

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 AND ENDING 31/03/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loewen, Ondaatje, McCutcheon USA Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Hazelton Lanes, East Tower, 55 Avenue Road, Suite 2250
(No. and Street)

Toronto, (City) Ontario (State) M5R 3L2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

333 Bay Street Suite 4600 (Address) Toronto (City) Ontario (State) M5H 2S5 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garrett Herman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loewen, Ondaatje, McCutcheon USA Limited, as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

Notary Public

NO LEGAL ADVICE SOUGHT
AND NONE WAS PROVIDED

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

(A WHOLLY OWNED SUBSIDIARY OF LOEWEN, ONDAATJE, McCUTCHEON LIMITED)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of March 31, 2012

(With Report of Independent Registered Public Accounting Firm thereon)



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Loewen, Ondaatje, McCutcheon USA Limited

We have audited the accompanying statement of financial condition of Loewen, Ondaatje, McCutcheon USA Limited as of March 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Loewen, Ondaatje, McCutcheon USA Limited as of March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has incurred a net loss in 2012 that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

May 25, 2012
Toronto, Canada

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

(A WHOLLY OWNED SUBSIDIARY OF LOEWEN, ONDAATJE, McCUTCHEON LIMITED)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of March 31, 2012

Assets

Cash and cash equivalents	$ 655,597
Segregated cash (note 3)	67,609
Prepaid expenses and other assets	70,769
Income taxes recoverable	24,500
	$ 818,475

Liabilities and Stockholder's Equity

Liabilities:	
Accrued liabilities	$ 46,727
Due to parent (note 4)	8,401
	55,128
Stockholder's equity:	
Capital stock (note 5)	600,000
Additional paid-in capital (note 5)	500,000
Deficit	(336,653)
	763,347
	$ 818,475

See accompanying notes to statement of financial condition.

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1. Organization, going concern uncertainty and significant accounting policies:

Loewen, Ondaatje, McCutcheon USA Limited (the "Company") was incorporated under the Ontario Business Corporations Act on September 16, 1993. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company also performs limited corporate finance services for U.S. institutions. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers through, its parent, Loewen, Ondaatje, McCutcheon Limited ("LOM"). Through LOM, the Company has a Clearing Agreement with National Bank Correspondent Network Inc. ("Clearing Broker"). Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company is a wholly-owned subsidiary of LOM, a Canadian-owned and regulated investment dealer. LOM is a member of the Investment Industry Regulatory Organization of Canada. The Company's head office is located in Toronto, Ontario, Canada.

Continuing operations of the Company are dependent on LOM's ability to attract and retain clients on behalf of the Company.

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has experienced a net loss during the year which casts substantial doubt about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent on the continued financial support of LOM, the achievement of profitable operations through ongoing business activities and/or through a successful transaction involving a merger with a profitable dealer. The Company is currently pursuing various strategies to facilitate the achievement of profitable operations. While there is no certainty that these strategies will be sufficient to permit the Company to continue in operation for the foreseeable future, management believes that the Company will be able to continue as a going concern. These financial statements do not include any adjustments that would be necessary if the going concern basis of presentation were not appropriate.

1. Organization, going concern uncertainty and significant accounting policies (continued):

(a) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with maturities of three months or less as cash and cash equivalents.

(b) Securities transactions and balances:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis.

(c) Fair values of financial assets and liabilities:

We record securities at fair value, and other non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions. The values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore, it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management's best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

1. Organization, going concern uncertainty and significant accounting policies (continued):

FASB ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

---

1. Organization, going concern uncertainty and significant accounting policies (continued):

(d) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the date of the statement of financial condition. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing at the transaction dates.

(e) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

(f) Use of estimates:

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Financial instruments:

(a) Concentration of credit risk:

All the clearing and depository operations for the Company are performed through the Clearing Broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

(b) Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

3. Deposit segregated pursuant to federal and other regulations:

A cash amount of $67,609 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and is included in cash and cash equivalents.

4. Related party transactions:

Under an operating agreement dated April 1, 1994, the Company has entered into an arrangement with its parent, LOM, whereby the parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company.

In January 2011 and revised in January 2012, the Company entered into an expense sharing agreement with LOM, its parent, whereby LOM would provide management and administrative services to the Company.

The intercompany balance due to the parent of $8,401 is payable on demand and is non-interest bearing.

(Expressed in U.S. dollars)

5. Capital stock:

Authorized:	
Unlimited common shares	
Issued and outstanding:	
842,322 common shares	$ 600,000
Additional paid-in capital	500,000
	$ 1,100,000

During the year, the Company's parent, LOM, injected additional capital of $500,000 into the Company, reflected as additional paid-in capital.

6. Regulatory net capital requirement:

In the United States of America, as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items pursuant to SEC Rule 15c3-3. At March 31, 2012, the Company had net capital of $668,078, which is $418,078 in excess of the required minimum net capital of $250,000.

7. Income taxes:

The Company files its own federal and provincial tax returns. For Canadian tax purposes, the Company files a stand-alone tax return.

The income taxes recoverable consist of current taxes of $24,500.

(Expressed in U.S. dollars)

7. Income taxes (continued):

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB ASC 740, applies to all tax positions accounted for in accordance with FASB ASC 740 and is effective for the Company commencing the year ended March 31, 2012. The Company has assessed the impact of this standard and determined there is no material impact on its financial condition.

As at March 31, 2012, the Company recorded a full valuation allowance against its deferred tax assets as it is not more likely than not that the benefit of the deferred tax assets will be realized.

8. Commitments and contingencies:

The Corporation is committed to various operating leases for premises. Minimum annual rentals under these leases amount to the following:

2013	$ 84,500
2014	82,500

9. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequently by year end, March 31, 2012, and through to May 25, 2012, which is the date the statement of financial condition was issued. Subsequent to year end, the Company made an application with RBC Correspondent Services for a clearing arrangement following its application to FINRA during fiscal 2011 to expand its business to retail accounts. The Company's application for retail business has not yet been approved and, therefore, the Company has not conducted any retail business during the year or subsequently as of May 25, 2012.

10. Legal Proceedings:

In the normal course of business, the Company may be involved in litigation. At March 31, 2012, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.